ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets

Cash	$	427,970
Securities segregated under Federal and other regulations (with a market value of $41,942)		41,480
Collateralized financing agreements:		
Securities borrowed (of which $4,019,000 is with an affiliate)		8,693,428
Securities purchased under agreements to resell at fair value		22,733,696
Securities received as collateral at fair value		2,531,380
Receivable from affiliates		3,386
Receivable from brokers, dealers, and clearing organizations		165,917
Receivable from customers		3,731
Financial instruments owned, at fair value (of which $21,145 was pledged in relation to secured financing transactions)		21,047
Financial instruments owned, not readily marketable, at fair value		1,373
Other assets		10,565
Total assets		$ 34,633,973

Liabilities and member's equity

Liabilities:		
Short-term loan from affiliate	$	630,005
Collateralized financing agreements:		
Securities loaned		3,537,819
Securities sold under agreements to repurchase at fair value		26,328,550
Payable to brokers, dealers, and clearing organizations		140,877
Payable to customers		105,324
Obligation to return securities received as collateral at fair value		2,531,380
Accounts payable, accrued expenses, and other liabilities		14,972
Total liabilities		33,288,927
Commitments and Contingencies (note 16)		
Equity:		
Member's equity		921,481
Retained Earnings		423,565
Total liabilities and member's equity		$ 34,633,973

See accompanying Notes to Financial Statements.